EXHIBIT 1

                                  [TRANSLATION]

                   INDUSTRIAL DEVELOPMENT BANK OF ISRAEL LTD.

                                                                    May 30, 2007

TEL AVIV STOCK EXCHANGE                                     SECURITIES AUTHORITY
www.tase.co.il                                              www.isa.gov.il

              IMMEDIATE REPORT OF AN EVENT OR MATTER DEVIATING FROM
                    THE COMPANY'S REGULAR COURSE OF BUSINESS

         Subject of the Event: Payment of Additional Severance Payments

On May 30, 2007 the Audit Committee and the Board of Directors of the Bank confirmed that the Chairman of the Board of the Bank, Dr. R. Cohen, the General Manager of the Bank, Mr. U. Galili, and the Deputy General Manager, Mr. A. Savir, shall be entitled at the conclusion of their service to additional severance payments (in addition to the funds allocated for their benefit to officer's insurance and/or a pension fund) in the amount of one month's salary for each year of service and the proportionate part of a month for each part of a year.

This resolution is subject to the approval of the Commissioner of Wages and Labor Agreements at the Ministry of Finance (hereinafter: "THE COMMISSIONER OF WAGES"), who has advised that he has no objection to the language of the resolution and that his approval of the resolution will be considered only if there will be an event of conclusion of employment at the end of the Bank's Run-off plan (which is supposed to end on July 31, 2008) or if the ownership of the Bank is transferred to an outside investor prior to the end of the Run-off. The approval of the additional severance payments to the Chairman of the Board also requires the approval of the Bank's General Meeting which has yet to be given.

The resolution of the Audit Committee and the Board of Directors regarding the payment of the additional severance payments was based upon, among other things, the following reasons:

     a. The success of the Bank under the management of the Chairman of the Board, the General Manager and the Deputy General Manager in extricating itself from the crisis it underwent in 2002, and the outstanding achievements of the Bank in conducting and implementing a Run-off plan, when often the actual performance of the Bank exceeded even the goals of the plan.

     b. The successful implementation, under the management of the Chairman of the Board, the General Manager and the Deputy General Manager, of a comprehensive efficiency plan in the Bank, with deep cuts in expenses and manpower.

     c.   The effective and professional management of the Bank and its organs.

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     d.   The employment agreements of the Chairman of the Board, the General
          Manager and the Deputy General Manager set forth that near the conclusion of their term of service, the Board will consider their request to grant additional severance payments of 100% and shall decide upon it according to its discretion.

     e. The expected date of the conclusion of the service of the Chairman of the Board, the General Manager and the Deputy General Manager is not far off and it falls due on July 31, 2008 (the planned date of the conclusion of the Run-off plan). There is also the possibility that within the framework of the outline for the sale of the shares of the Bank being examined by the Government Companies Authority and the Ministry of Finance, the control of the Bank may be transferred to an outside investor prior to the above date.

     f. The Commissioner of Wages approved the language of the resolution, but made the payment of the additional severance payments subject to his subsequent approval

The Audit Committee and the Board of Directors were presented with details and data concerning the amount of the salary for pension purposes (the monthly salary) of the Chairman of the Board, the General Manager and the Deputy General Manager, their current retirement terms and the amount of additional severance payments that each one of them will be entitled to assuming that their term of service shall end on July 31, 2008 and based upon the monthly salary of May 2007, and also the approval of the Commissioner of Wages as aforesaid and the letter of the Commissioner of Wages from June 10, 2002 sent to the then General Manager and Board of Directors of the Bank, according to which the board of directors of a governmental company has the authority to approve for a general manager and a salaried chairman of the board, close to their retirement date, up to 100% additional severance payments.

In light of the approval of the Commissioner of Wages and in light of that set forth in his above letter from June 10, 2002 concerning the authority granted to the board of directors of a government company to approve additional severance payments in the amount of 100% for a general manager and a salaried chairman of the board, the Audit Committee and the Board of Directors were of the opinion that there is no need for a specific comparison of the approved additional severance payments with the retirement payments given by similar banks and/or in the banking sector. The Audit Committee and the Board of Directors were of the opinion that the additional severance payments are absolutely reasonable under the circumstances.

The resolution of the Audit Committee and the Board of Directors to approve the additional severance payments was adopted unanimously, with no one opposed.

The Chairman of the Board, the General Manager and the Deputy General Manager are employed in the framework of personal contracts for a fixed period whose conclusion was set for the expected date for the conclusion of the Run-off plan of the Bank, July 31, 2008. The Chairman of the Board is employed on the basis of an 85% position and the General Manager and Deputy General Manager on the basis of a 100% position.

On the assumption that the actual conclusion of service shall take place on the date set as of today in the employment contracts, meaning July 31, 2008, and on the basis of their salaries for the month of May 2007, the amount of additional severance payments to the Chairman of the Board, the General Manager and the Deputy General Manager shall be NIS 300,991 (about $75,000), NIS 359,062 (about $90,000) and NIS 298,105 (about $75,000), respectively.

The additional severance payments shall be in addition to the sums that were allocated by the Bank for the Chairman of the Board, the General Manager and the Deputy General Manager to officer's insurance and/or pension funds, during their term of service, and to which they will be entitled according to their employment contracts, upon the conclusion of their service.

The additional severance payments shall be paid to the Chairman of the Board, the General Manager and the Deputy General Manager upon any event of conclusion of service due to any reason and at any time, except in the case of resignation prior to the date set according to their employment contracts as the date of the conclusion of their service.

The approval of the additional severance payments is made further to that set forth in the employment contracts of the Chairman of the Board, the General Manager and the Deputy General Manager, in which it was determined that close to the date of the conclusion of their service the Board of Directors shall consider their request to give additional severance payments of 100%.

As set forth above the payment of the additional severance payments was approved by the Bank's Audit Committee and Board of Directors on May 30, 2007. The payment of the additional severance payments to the General Manager and the Deputy General Manager was brought before the Audit Committee for the sake of caution, in that it is doubtful if the approval of additional severance payments should be considered as an exceptional transaction.

The date and time when the Company was first made aware of the event or matter:
May 30, 2007 at 11:40 A.M.